UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41231

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **Aug 1 2024** AND ENDING **July 31, 2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **First Dallas Securities**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2905 Maple Ave

(No. and Street)

Dallas	**TX**	**75201**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charmagne Darabadey	2146659103	cdarabadey@hodgescapital.com
(Name)	(Area Code Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US , LLP

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway Ste 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Hodges _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Dallas Securities _____, as of July 31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA SCHONEFELD
Notary Public, State of Texas
Comm. Expires 10-29-2026
Notary ID 12472937-5

Lisa Schonefeld

Signature: _____

Title: President _____

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2025

FIRST DALLAS SECURITIES, INC.

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of
First Dallas Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. (the Company) as of July 31, 2025, the related statements of income, changes in stockholder's equity, and cash flow for the year then ended, the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Baker Tilly US, LLP

Dallas, Texas
September 26, 2025

We have served as the Company's auditor since 2016.

First Dallas Securities, Inc.
Statement of Financial Condition
July 31, 2025

ASSETS

Cash and cash equivalents	$	1,428,216
Receivable from broker-dealers and clearing organizations		349,270
Other assets		43,053
TOTAL ASSETS	$	1,820,539

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	125,695
Due to Parent		46,097
TOTAL LIABILITIES		171,792
STOCKHOLDER'S EQUITY		
Common stock, 1,000,000 authorized, with $.05 par value;		
10,000 shares issued and outstanding		500
Additional paid-in capital		61,200
Retained earnings		1,587,047
TOTAL STOCKHOLDER'S EQUITY		1,648,747
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,820,539

The accompanying notes are an integral part of these financial statements.


First Dallas Securities, Inc.
Statement of Income
For the Year Ended July 31, 2025


Revenues:		
Commissions	$	2,274,290
Distribution fees		225,183
Other income		146,735
Interest and dividend income		30,523
Realized gains(losses)		(15,782)
Unrealized gains(losses)		18
Total revenues		2,660,967
Expenses:		
Registered representatives commissions		888,336
Commissions and clearance paid all other brokers		126,786
Compensation and benefits		805,815
Professional fees		66,378
Regulatory fees and expenses		38,627
Other expenses		213,854
Losses in error account		-
Total expenses		2,139,796
Net income before taxes		521,171
Provision for income taxes		8,359
Net income	$	512,812


The accompanying notes are an integral part of these financial statements.


First Dallas Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended July 31, 2025

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at July 31, 2024	$ 500	$ 61,200	$ 1,774,235	$ 1,835,935
Dividend to Parent	-	-	(700,000)	(700,000)
Net income	-	-	512,812	512,812
Balances at July 31, 2025	$ 500	$ 61,200	$ 1,587,047	$ 1,648,747

The accompanying notes are an integral part of these financial statements.


First Dallas Securities, Inc.
Statement of Cash Flows
For the Year Ended July 31, 2025


CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	512,812
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Changes in assets and liabilities:		
Increase in receivable from broker-dealers and clearing organizations		(70,839)
Increase in other assets		(4,245)
Decrease in accrued expenses and liabilities		34,046
Decrease in due to Parent		34,471
Net cash flows provided by operating activities		506,245
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flows provided by (used in) investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to the Parent		(700,000)
Net cash flows used in financing activities		(700,000)
DECREASE IN CASH AND CASH EQUIVALENTS		(193,755)
CASH AND CASH EQUIVALENTS, at the beginning of the year		1,621,971
CASH AND CASH EQUIVALENTS, at the end of the year	$	1,428,216


The accompanying notes are an integral part of these financial statements.


First Dallas Securities, Inc.
Notes to Financial Statements
July 31, 2025

Note 1 - Organization and Nature of Business

First Dallas Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is registered with the SEC as a registered investment advisor. The Company is a Texas Corporation that is a wholly-owned subsidiary of Hodges Capital Holdings, Inc. (the "Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Note 2 - Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e. reports revenues on a gross basis) or agent (i.e. reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer.

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations are recognized as revenue upon issuance of the related invoice.

Securities readily marketable are carried at fair value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

The Company follows the provisions of ASC Topic 326, Financial Instruments – Credit Losses, which requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime expected credit loss and record an allowance, that when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset.

Note 2 - Significant Accounting Policies (cont.)

The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance.

Money market funds are considered cash equivalents for the purposes of the statement of cash flows. Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

The Company's federal and state tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make capital withdrawals. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets, and segment revenues and expenses is reported on the statement of operations as total revenues and expenses.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2025, the Company had net capital of $1,648,747 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .1102 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company operates subject to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

Note 5 - Income Taxes

The Company is a member of a group that files a consolidated federal tax return. The group filed for an S-Corporation election that became effective on August 1, 2017. Therefore, there are no federal income taxes reflected within these financial statements as income tax is the responsibility of the members of the Parent. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent state income taxes.

First Dallas Securities, Inc.
Notes to Financial Statements
July 31, 2025

Note 6 -Related Party Transactions

The Parent, pursuant to a services agreement, provides all of the general administrative expenses for the Company. The Company incurred $821,887 in administrative fees and $8,359 in income taxes during the year ended July 31, 2025. The Company also incurred fees of $888,336 which the Parent, as a common paymaster, paid to licensed salesmen of the Company. At July 31, 2025 the Company owed the Parent $46,097.

The Company receives income from mutual funds ("Funds") that are managed by Hodges Capital Management, Inc. which is owned by the Parent. These Funds paid to the Company securities commissions of $226,164 for the year ended July 31, 2025.

Note 7 -Risk and Uncertainties

The Company maintains deposits in excess of federally insured limits at various times during the year ended July 31, 2025. The balance at July 31, 2025 was $686,367 in money market mutual funds. The risk is managed by maintaining all deposits in high quality institutions. The Company did not experience any losses during the year ended July 31, 2025 related to these concentrations.

The Company's securities are held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The Company has a clearing deposit due from and held by its clearing broker-dealer of approximately $59,000 as of July 31, 2025.

Note 8 -Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Commission Revenue

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Note 8 -Revenue Recognition (cont.)

Distribution Fees

Mutual Funds, Insurance and Annuity Products

The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed variable annuities and insurance products. The performance obligation is satisfied at the time of each individual sale. A portion of the revenue is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

The Company had receivables related to contracts from customers of $220,063 and $289,304 at July 31, 2024 and at July 31, 2025, respectively. These receivables are from broker-dealers and clearing organizations and are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for credit losses on these receivables.

The Company had no deferred revenue where the performance obligations have not yet been satisfied at July 31, 2024 and at July 31, 2025, respectively.

Note 9 -Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an Indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will Indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2025, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

The Company may become involved in various legal matters and regulatory inquiries or examinations in the ordinary course of business. The Company is not aware of any material contingencies relating to such matters that would require accrual or disclosure in the financial statements or their notes as of July 31, 2025. The Company does not have any guarantees or other commitments as of July 31, 2025.

Note 10 -Subsequent Events

The Company paid a $300,000 dividend to the Parent on August 22, 2025.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of July 31, 2025

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2025

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	1,648,747
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabllities		1,648,747
Deductions and/or charges		
Non-allowable assets: Receivables non-allowable		(76,553)
Other assets		-
Other deductions and/or charges		
Net capital before haircuts on securities positions		1,572,194
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)		
Other securities		(13,802)
Net capital	$	1,558,392

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accrued expenses and other liabilities	$	125,695
Due to Parent		46,097
Total aggregate indebtedness	$	171,792

Schedule I (continued)

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 11,453
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 1,308,391
Ratio: Aggregate Indebtedness to net capital	.1102 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of July 31, 2025.

FIRST DALLAS SECURITIES, INC

BROKER-DEALER ANNUAL EXEMPTION

REPORT July 31, 2025

First Dallas Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

First Dallas Securities

I, Craig Hodges, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Craig Hodges
President

September 9, 2025



Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors of
First Dallas Securities, Inc.

We have reviewed management's statements, included in the accompanying First Dallas Securities, Inc.'s Exemption Report in which:

 1) First Dallas Securities, Inc. states First Dallas Securities, Inc. claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) First Dallas Securities, Inc. states First Dallas Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

First Dallas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dallas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Baker Tilly US, LLP

Dallas, Texas
September 26, 2025